www.linkedin.com/in/gregshepard
(LinkedIn)

Top Skills

Private Equity

Corporate Partnership Development

Venture Financing

Honors-Awards

Tech Deal of The year M&A Private Equity Award

M&A Deal of the Year (Middle Market, $250M – $1B)

Technology Deal of the Year (Middle Market)

Corporate/Strategic Acquisition of the Year

A World of Difference: Embracing Neurodiversity

Publications

How Affiliate Marketing can Fuel Micro Moments

Here's A Shopping Cart Strategy That Will Improve A Merchant's Search Marketing

Top Tips for Brands Selling Directly Through Affiliate Channels

Why Facebook and Instagram Retail Influencers Need Apps

5 Reasons Why Merchants Should Offer Discounts to Shoppers

Gregory Shepard

General Partner | Author of The Startup Lifecycle
San Marcos, California, United States

Summary

Gregory Shepard is The Startup Architect, a founder, operator, investor, and Fulbright Scholar who has dedicated his career to making entrepreneurship clear, fair, and predictable. He built and sold twelve companies, two of his companies won four PE Awards for transactions recognized between two hundred fifty million and one billion dollars. He has invested in eight startups with four successful exits and four still active. His five-year research project —widely regarded as one of the most definitive bodies of work on founder success and failure—was built from thousands of interviews across the global startup ecosystem and led to the creation of Startup Architecture, the Startup Lifecycle, and Startup Science Architecture. These frameworks form the foundation of his book, The Startup Lifecycle, and help founders understand their companies and replace chaos with clarity. Greg's work is used by founders, investors, accelerators, universities, and entrepreneurial programs worldwide, and powers StartupScience.io, a platform serving tens of thousands of entrepreneurs. His media reach includes national television appearances, a TEDx talk, and multiple impact awards recognizing his contributions to structured entrepreneurship and neurodiversity advocacy.

Greg is known as the Entrepreneurs' Entrepreneur because his systems come from lived experience. Building his own learning structure from scratch, he learned early that structure is the difference between progress and overwhelm. His mission is to democratize entrepreneurship by giving every founder, regardless of background, wealth, or neurotype, a predictable path they can trust. Greg has published more than one hundred articles, spoken on global stages, delivered a TEDx talk, hosted the Forbes Radio podcast Startup Science, co-founded the Fulbright Entrepreneurship Initiative, and continues to champion underestimated and underserved founders. His message remains constant across every platform he appears on: founders do not fail, structure does.

Experience

Startup Science
Founder and CEO
August 2019 - Present (6 years 6 months)
Greater San Diego Area

Startup Science offers the founder community online education, actionable tools, guided courses to help founders get into accelerator programs, and access to a founder ecosystem to better network. Built by founders for founders.

Our Mission? To help startups design their success, 1 founder at a time.

Why? Because wealth inequality is directly tied to entrepreneurship. 95% of people who get out of check-to-check living do so by selling a business.

It started with researching why, how, and when startups fail. We did 1,200 interviews and spent months reading the research to understand the 90% failure rate. We learned that founders keep making the same mistakes and these mistakes can be avoided. And the problems that lead to these mistakes center around people, knowledge, and financial resources.

Accelerators are designed to help startups solve these problems. But only 2% of startups who apply, are accepted into accelerators. 60% of rejected founders "failed to complete the application due to lack of knowledge." And 70% of those startups who are accepted, came through a referral.

So if you don't know the language or are not connected into the ecosystem already your chances are slim.

Forbes Business Council
Member
2021 - Present (5 years)

Forbes Technology Council
Member
2019 - Present (7 years)

BOSS Capital Partners

General Partner

August 2018 - Present (7 years 6 months)
California, United States

Founded 2018 - Investment and advisory firm focused on applying your structured methodology to companies that have achieved product–market fit but need operational support to reach a strong financial exit. the company has successfully sold four companies over five years

Pepperjam

3 years 1 month

Chief Technology Officer

May 2016 - April 2019 (3 years)

Chief Strategy Officer

April 2016 - April 2019 (3 years 1 month)

Acquired by Performance Horizon group - In April 2016, eBay Enterprise Marketing Solutions was rebranded Pepperjam during a transaction that earned the company the "Tech Deal of the Year Over $250 million" award. The $985 million deal included the purchase and sell of more than 14 companies, and Greg assumed the role of Chief Strategy Officer for Pepperjam to chart the company's trajectory during the rebranding and internal reorganization. Throughout his time as Chief Strategy Officer, Greg implemented internal best practices, created operational teams and streamlined process for better efficiencies all the while working on a world-class technology roadmap for building on the expanding business.

AdAssured

Founder and CEO

November 2013 - July 2016 (2 years 9 months)
San Diego, CA

Acquired 2016 by PepperJam - AdAssured in 2013 to provide comprehensive affiliate channel compliance to enforce promotion in accordance with established merchant policies. AdAssured was developed over the course of several years and includes a single point dashboard that displays all violations and supportive evidence in one location to appropriately inform strategy and next steps. Greg transitioned from the role of CEO in November 2015, bringing in Ian Francis, AffliliateTraction's managing direct of Canada, to fill the position. In July 2016, AdAssured was acquired by Pepperjam and officially became the compliance solution, offering brand integrity for merchants and publishers running performance marketing campaigns within the network.

eBay Enterprise Marketing Solutions
Chief Strategy Officer
January 2016 - April 2016 (4 months)

After the acquisition of Greg's company, AffiliateTraction, by eBay Enterprise Marketing Solutions, Greg accepted the role of Chief Strategy Officer. As the brain behind the many valuable technologies AffililateTraction brought to eBay Enterprise Marketing Solutions, the role allowed Greg to continue to evaluate market trends, client feedback and internal requests in order to foresee opportunities for new product development, innovation and adaptive solutions. During his short time as Chief Strategy Officer, Greg was instrumental in the structuring and negotiation of the terms for what would be the 2016 "Tech Deal of the Year Over $250 million."

AffiliateTraction
Chief Executive Officer
November 2000 - January 2016 (15 years 3 months)
Offices in the, US, UK and Canada

Acquired 2016 by eBay Enterprise Marketing Solutions - AffiliateTraction was acquired by eBay Enterprise Marketing Solutions and fused with its managed services to create the foundation of a new, elite high-touch performance division. It was the first affiliate marketing agency in the industry, the first to expand internationally, and the first to be acquired. The company evolved from broad online marketing into a tech-enabled affiliate services engine for major retail brands, weathering the dot-com collapse, the recession, and multiple ecosystem shifts. Its sale occurred as part of a cross-brand transaction valued at more than $900 million, a deal that later earned several private equity and M&A awards and became a milestone moment in the maturity of the affiliate marketing sector.

AffiliateAnnouncement
Chief Executive Officer
January 2004 - March 2006 (2 years 3 months)
California, United States

Acquired by IBG 2006 - Technology-enabled services company that rolled up 10 affiliate directories and then automated affiliate program directory submissions via SaaS. Became a leading full-service affiliate directory submission platform before its acquisition. AffiliateAnnouncement, was acquired in 2006 by IBG, a publicly listed company in the United Kingdom

eMagazines

Chief Executive Officer
January 2003 - May 2004 (1 year 5 months)
California, United States

Acquired 2004 - Direct-to-consumer online retail site offering subscriptions to virtually every magazine available, including bundled subscription groups. Sold to a private buyer in 2004.

Alaya Labs
Chief Executive Officer
July 2002 - March 2003 (9 months)
California, United States

Acquired 2003 - Manufacturer and online retailer focused on SAMe (S-adenosyl-L-methionine) supplements for conditions like osteoarthritis, liver disease, and depression, with a content-driven GTM and distribution through online and offline resellers.

AllPassportsandVisas
AllPassportsANDVisas.com
December 2000 - September 2001 (10 months)
California, United States

Acquired 2001 Spin-out from the AllTravelInsurance that integrated affiliate marketing with an offline passport and visa service. Offered fast, at-home processing and became the backbone of the acquirer's new online service after being sold in 2001.

AllCurrencyExchange
Chief Executive Officer
October 1999 - July 2001 (1 year 10 months)
California, United States

Acquired 2001 - Advanced Data Systems in travel-adjacent spin-out, providing pre-trip foreign currency through a UK FX partner, with better rates than airports or banks and distribution through travel-related partnerships and affiliate programs.

AllTravelInsurance.com
Chief Executive Officer
January 2000 - June 2001 (1 year 6 months)
California, United States

Acquired 2001 - First online travel insurance comparison and real-time purchase platform, including both resale of existing policies and proprietary policies underwritten using stored data on coverage patterns. Sold to the insurance carrier in 2001.

Magicshine
Chief Executive Officer
September 2000 - 2001 (1 year)
California, United States

Acquired 2001 - High-performance bicycle headlamp business (founded by Jay Stolpestad) that delivered brighter, longer-lasting, smaller lights, widely adopted in law enforcement and scaling to 250k+ units per month before being acquired by the manufacturer in China and continuing under the MagicShine brand.

Vision Environmental Solutions
Chief Executive Officer
April 1994 - July 1997 (3 years 4 months)
Denver, Colorado, United States

Acquired in 1994 - Company based on a product from Dr. Howard Warren in applied biotech, focused on hydrocarbon remediation for municipalities and food-service businesses using specialized microbial ecosystems. Eventually merged into a new entity and carved out for acquisition by Epicore BioNetworks.

American Federal Lending
Chief Executive Officer
February 1992 - January 1994 (2 years)
California, United States

Acquired in 1994 - Direct lender to the real-estate industry, providing customized lending to RealEstate agents, with a GTM centered on borrower aggregators. Acquired in 1994 while co-founders continued the company.

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Education

School of Hard Knocks
Masters, Startups